UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Report on Form 6-K for October, 2019
Commission File Number 1-31615
Sasol Limited
50 Katherine Street
Sandton, 2196
South Africa
(Name and address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F.
Form 20-F __X__ Form 40-F _____
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1):
Yes _____ No __X__
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7):
Yes _____ No __X__
Indicate by check mark whether the registrant by furnishing the information contained in this
Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.
Yes _____ No __X__

Enclosures: SASOL LIMITED | APPOINTMENT OF EXECUTIVE DIRECTOR,
RESIGNATION OF COMPANY SECRETARY AND APPOINTMENT OF ACTING
COMPANY SECRETARY

Sasol Limited
(Incorporated in the Republic of South Africa)
(Registration number 1979/003231/06)
Sasol Ordinary Share codes:
JSE: SOL NYSE: SSL
Sasol Ordinary ISIN codes: ZAE000006896 US8038663006
Sasol BEE Ordinary Share code: JSE: SOLBE1
Sasol BEE Ordinary ISIN code: ZAE000151817
("Sasol" or “the Company”)

APPOINTMENT OF EXECUTIVE DIRECTOR, RESIGNATION OF COMPANY SECRETARY
AND APPOINTMENT OF ACTING COMPANY SECRETARY

Further to the Director and management changes referred to in our financial results announcement earlier today, the Board is pleased to also announce the appointment of
Mr VD Kahla as an Executive Director of Sasol with effect from 1 November 2019. Mr Kahla joined Sasol in 2011 and serves as the Executive Vice President: Advisory, Assurance and
Supply Chain and Company Secretary. Prior to joining Sasol, Mr Kahla served on the Group
Executive Committee of Transnet from 2004 to 2010, after serving on the Africa Executive
Committee of Standard Bank. Mr Kahla chairs the Council of Rhodes University and previously served on the Audit Committee of the South African Revenue Service. Mr Kahla holds BA and
LLB degrees.

Pursuant to his appointment as an Executive Director, Mr Kahla resigned as Company Secretary of Sasol with effect from 1 November 2019. Ms MML Mokoka, currently Senior Vice President:
Governance, Compliance and Ethics of Sasol and Company Secretary of Sasol South Africa
Limited, has been appointed as Acting Company Secretary of Sasol with effect from 1 November
2019, until the Board fills this vacancy. Prior to joining Sasol, Ms Mokoka was the Group
Company Secretary of Gold Fields Limited. She has extensive company secretariat experience, having also worked in multinational organisations such as MTN, Standard Bank and Tongaat
Hulett. Ms Mokoka is an admitted attorney and holds BJuris and LLB degrees. The Board is of the view that Ms Mokoka has the necessary expertise and experience to act in this role, in accordance with the JSE Limited Listings Requirements.
Dr MSV Gantsho, the Chairman of the Board said: “On behalf of the Board, and in my own name,
I welcome our new Executive Director, Mr Kahla, who brings a wealth of experience to the Sasol
Board. We look forward to his contribution in this new role.”

Dr Gantsho added: “We are grateful that Ms Mokoka has agreed to assume, on an acting basis, the role of Company Secretary of Sasol, until a permanent appointment is made. We wish
Mr Kahla and Ms Mokoka well in their new roles.”

Sandton
28 October 2019

Sponsor
Merrill Lynch South Africa Proprietary Limited

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 28 October 2019
By: /s/ V D Kahla
Name: Vuyo Dominic Kahla
Title: Company Secretary